UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 21, 2020

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

At the Annual Shareholders' Meeting held on May 21, 2020 (the "Annual Shareholders' Meeting") of McDonald's Corporation (the "Company"), the Company's shareholders approved the Amended and Restated 2012 Omnibus Stock Ownership Plan (the "Plan"), effective as of May 21, 2020. The Company's named executive officers are participants in the Plan. The Plan, included as Exhibit A to the Company's Definitive Proxy Statement filed on April 9, 2020 (the "Proxy Statement"), and the summary of the material terms of the Plan, included on pages 66 through 70 of the Proxy Statement under the heading "Amended and Restated Equity Plan," are incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders.

The following is a brief description of each proposal voted upon at the Annual Shareholders' Meeting, as well as the voting results for each proposal.

Each of the twelve Directors proposed by the Company were re-elected for a one-year term beginning in May and continuing until the Company's 2021 Annual Shareholders' Meeting and until their successors have been elected and qualified. The votes on this proposal were as follows:

Director Name	For	Against	Abstain	Broker Non-Votes
Lloyd Dean	487,684,680	21,407,046	998,886	109,501,784
Robert Eckert	461,501,171	47,592,428	997,013	109,501,784
Catherine Engelbert	507,418,354	1,772,161	900,097	109,501,784
Margaret Georgiadis	507,061,752	2,150,979	877,881	109,501,784
Enrique Hernandez, Jr.	473,657,230	35,461,606	971,776	109,501,784
Christopher Kempczinski	502,567,615	6,549,416	973,581	109,501,784
Richard Lenny	434,221,368	74,857,647	1,011,597	109,501,784
John Mulligan	505,740,393	3,357,025	993,194	109,501,784
Sheila Penrose	486,841,994	22,319,918	928,700	109,501,784
John Rogers, Jr.	472,541,637	36,524,460	1,024,515	109,501,784
Paul Walsh	460,053,932	48,735,317	1,301,363	109,501,784
Miles White	444,577,290	64,514,279	999,043	109,501,784

The proposal regarding an advisory vote to approve the compensation awarded to the Company's named executive officers for 2019 was approved. The votes on this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
403,872,771	103,731,512	2,486,329	109,501,784

The proposal regarding an advisory vote to approve the appointment of Ernst & Young LLP to serve as independent auditor for 2020 was approved. The votes on this proposal were as follows (there were no broker non-votes on this proposal):

For	Against	Abstain
592,310,095	25,933,068	1,349,233

The proposal to approve the Company's Amended and Restated 2012 Omnibus Stock Ownership Plan was approved. The votes on this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
493,265,395	14,400,732	2,424,485	109,501,784

The proposal regarding an advisory vote on a shareholder proposal requesting to change the thresholds to call special shareholders meetings was not approved. The votes on this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
215,736,723	291,279,369	3,074,520	109,501,784

The proposal regarding an advisory vote on a shareholder proposal requesting the Board issue a report on sugar and public health was not approved. The votes on this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
47,175,598	452,968,338	9,946,676	109,501,784

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 22, 2020

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President, Associate General Counsel and Assistant Secretary